RICHARDSON & PATEL LLP

January 27, 2012

Submitted via EDGAR as Correspondence

Ms. Jessica Dickerson
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Dais Analytic Corporation Amendment No. 4 to Registration Statement on Form S-1 File No. 333-176894

Dear Ms. Dickerson:

On behalf of Dais Analytic Corporation, (the “Company”), set forth below are the Company’s proposed response to comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated January 20, 2012.  We have reproduced the Staff’s comment in bold type for your convenience and have followed the comment with the Company’s proposed response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

General

1. Given that you are not eligible to conduct an at the market offering, please confirm to us that you will file a pre-effective amendment to disclose a fixed price or price range at which you will sell the securities covered by the registration statement. Additionally, please disclose this price or price range on the prospectus cover page, and clarify on that page that the securities will be sold at a fixed price for the duration of the offering. Your disclosures in the prospectus should be consistent with that fixed price or the mid-point of that price range. In this regard, we note your current disclosures are inconsistent. For example, you disclose a proposed maximum offering price per security of $0.40 in the Calculation of Registration Fee table, but your calculations and disclosures throughout the prospectus assume a price per share of $0.34. Please amend the registration statement accordingly.

The Company will file a pre-effective amendment to disclose a fixed price or price range at which it will sell the securities covered by the registration statement.  The Company disclosed a price range on the prospectus cover page, and used the midpoint of that range ($0.34) in its disclosures throughout the prospectus.

Ms. Jessica Dickerson
Securities and Exchange Commission
Re: Dais Analytic Corporation
January 27, 2012

Use of Proceeds, page 26

2. Given that you are now conducting this offering on a self underwritten best efforts basis, please revise this section to discuss your plans if substantially less than the maximum proceeds are obtained. For example, you may consider disclosing how you will distribute the proceeds if you raise 10%, 25%, 50%, and 75% of the offering proceeds. Refer to Instruction 1 to Item 504 of Regulation S-K. This comment also applies to the Dilution section.

The Company amended its Use of Proceeds and Dilution tables to disclose a range of outcomes.  The Company's Use of Proceeds and Dilution disclosures include the outcomes for raises of 25%. 50%, 75% and 100% of the offering proceeds.

Executive Compensation, page 44

Summary Compensation Table, page 44

3. It appears that, in comparison to compensation in fiscal year 2010, you experienced material changes in total compensation paid in fiscal year 2011 to David E. Longacre, Scott G. Ehrenberg, and Judith C. Norstrud. In your narrative disclosure to the summary compensation table, please discuss the reasons for these changes in compensation. Refer to Item 402(o) of Regulation S-K.

The Company amended its disclosures for the executive compensation for David E. Longacre, Scott G. Ehrenberg, and Judith C. Norstrud.

Capitalization, page 83

4. Please revise the capitalization table so that it does not reflect the receipt or application of offering proceeds.

The Company revised the capitalization table so that it does not reflect the receipt or application of offering proceeds.

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We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (212) 879-9321.

Sincerely yours,

RICHARDSON & PATEL LLP

By:	/s/ Peter DiChiara